Exhibit 99.8

Mazda Selects NICE’s AI-powered CXone to Streamline Operations and
 Deliver Superior Customer Experiences

Mazda Motor Europe has moved its on-premise CX operations to a unified cloud platform with CXone

Hoboken, N.J., October 18, 2023 – NICE (Nasdaq: NICE) today announced that Mazda Motor Europe, the regional headquarters of Mazda for Europe, has successfully implemented NICE CXone, an AI-powered, cloud-native, customer experience platform, moving its business operations from on-premise to the cloud. Mazda selected NICE CXone due to ease of use, flexibility, scalability, and its open platform enabling full integration with its existing solutions, allowing the company to future-proof business needs and provide next-generation customer and agent experiences.

NICE CXone’s all-in-one platform was a key differentiator for Mazda, allowing the company to streamline business operations and gain visibility across the complete customer journey. Mazda found initial success with CXone Interactive Voice Response and CXone Automatic Contact Distributor, providing agents with customer information in real time and improving overall customer satisfaction by routing inquiries to the appropriate agent. This reduced training time for agents with an easy-to-use interface and provided more visibility into the customer’s information. In addition to consolidating communication and collaboration company-wide, Mazda continues to actively roll out digital channels, helping them to meet customers wherever they are on their journey, responding to the new demands of the digital era.

Kirsten Schimang, Customer Service Specialist, Mazda, said, “NICE has the best understanding of our requirements to have one integrated platform that would meet all of our needs. We have different requirements for both contact center and dealer hotlines, and it was not easy to find a platform that would fit. The user interface and tight integration with our existing setup were crucial for us to succeed and we are excited to work with NICE.”

“Like many of our customers, Mazda has experienced the benefits of moving its customer service operations to the cloud with NICE CXone,” said Darren Rushworth, President, NICE International. “Speed, agility, transparency, and the ability to deliver exceptional customer and agent experiences are just a few of these benefits. Mazda is now able to reach its European customers anywhere along their consumer journey, on any channel. This level of care speaks volumes, reinforcing Mazda’s strength as a customer-centric motor company. We value our growing relationship with Mazda and their trust in moving to the cloud with NICE CXone.”

About Mazda
Mazda Motor Europe (MME) is the regional headquarters of Mazda for the European market. It was established in 1989 and is located in Leverkusen, Germany, on the banks of the river Rhine. MME develops strategies, concepts, and processes, that successfully position Mazda in Europe and coordinates the operations of all National Sales Companies and Independent Distributors in more than 30 countries. An international team is engaged in daily dialogue with Mazda entities around Europe and with Mazda’s parent company in Japan to ensure flawless operations. www.mazda.eu

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.